Filed by Dragoneer Growth Opportunities Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 and

Rule 14d-2(b) under the Securities Exchange Act of 1934

Subject Company: Dragoneer Growth Opportunities Corp.

(Commission File No. 333-254845)

The following presentation was made available by CCC Intelligent Solutions Inc. and Dragoneer Growth Opportunities Corp. on June 3, 2021.

Disclaimer

Forward Looking Statements. This presentation contains forward-looking statements that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Forward-looking statements in this presentation include, but are not limited to, statements regarding future events, goals, plans and projections regarding the company’s financial position. Such differences may be material. We cannot assure you that the forward-looking statements in this presentation will prove to be accurate. These forward looking statements are subject to a number of risks and uncertainties, including, among others, the general economic, political, business and competitive conditions; the ability to recognize the anticipated benefits of the proposed business combination (the “business combination”) of Cypress Holdings, Inc. (“CCC”) and Dragoneer Growth Opportunities Corp. (“Dragoneer”); the impact of COVID-19 on CCC’s business and/or the ability of the parties to complete the business combination; failure to realize the anticipated benefits of the business combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Dragoneer and CCC; costs related to the business combination; the ability of CCC to grow and manage growth profitably and retain its key employees; the risk that the expansion of CCC Payments and launch of CCC Estimate are not as successful as anticipated or do not occur on the expected timing; the inability to maintain CCC’s listing of securities on the NYSE; changes in applicable laws or regulations; and other risks and uncertainties, including those included under the header “Risk Factors” in the registration statement on Form S-4, as amended, filed by Dragoneer with the Securities and Exchange Commission (“SEC”) on May 14, 2021 (the “registration statement”) and those included under the header “Risk Factors” in the Dragoneer annual report on Form 10-K, as amended, both of which can be obtained, without charge, at the SEC’s website (www.sec.gov). The forward-looking statements in this presentation represent our views as of the date of this presentation. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this presentation.

Important Information and Where to Find It. In connection with the proposed business combination, Dragoneer has filed the registration statement on Form S-4, which includes a prospectus with respect to CCC’s securities to be issued in connection with the business combination and a proxy statement with respect to the shareholder meeting of Dragoneer to vote on the business combination. Dragoneer urges its investors, shareholders and other interested persons to read, when available, the preliminary proxy statement/prospectus as well as other documents filed with the SEC because these documents will contain important information about Dragoneer, CCC and the business combination. After the registration statement is declared effective, the definitive proxy statement/prospectus included in the registration statement will be mailed to shareholders of Dragoneer as of a record date to be established for voting on the proposed business combination. Shareholders may obtain a copy of the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Dragoneer Growth Opportunity Corp., One Letterman Drive, Building D, Suite M500, San Francisco, California, 94129. The preliminary proxy statement/prospectus and, once available, definitive proxy statement/prospectus included in the registration statement can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation. Dragoneer and CCC and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential business combination under the rules of the SEC. Information about the directors and executive officers of Dragoneer is set forth in Dragoneer’s Form 10-K, as amended, filed with the SEC on May 13, 2021 and is available free of charge at the SEC’s website at www.sec.gov or by directing a request to: Dragoneer Growth Opportunity Corp., One Letterman Drive, Building D, Suite M500, San Francisco, California, 94129. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Dragoneer shareholders in connection with the potential business combination are set forth in the registration statement containing the preliminary proxy statement/prospectus filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation. This presentation is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Dragoneer or CCC, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Diluted Share Count at Various Prices

(US $ in millions, shares in millions)

Trading Price Per Share	$10.00	$11.00	$12.00	$13.00	$14.00	$15.00	$16.00	$17.00	$18.00	$19.00	$20.00
Fully Diluted Shares Outstanding[1]	656.4	657.9	660.7	673.0	676.2	693.9	696.3	698.4	700.3	701.4	702.4
Basic Shares[2]	615.5	615.5	615.5	615.5	615.5	615.5	615.5	615.5	615.5	615.5	615.5
Options[3]	40.9	42.5	43.7	44.8	45.8	46.6	47.3	47.9	48.5	49.0	49.4

Warrants

DGNR S/H Warrants[4]	0.0	0.0	0.6	1.6	2.5	3.2	3.9	4.5	5.0	5.0	5.0
Sponsor Warrants from Private Placement[5]	0.0	0.0	0.7	1.8	2.8	3.7	4.4	5.1	5.7	6.2	6.7
Sponsor Warrants Converted from Working Capital Loan[6]	0.0	0.0	0.1	0.2	0.4	0.5	0.6	0.6	0.7	0.8	0.9
FPA Warrants[7]	0.0	0.0	0.1	0.4	0.6	0.8	1.0	1.1	1.3	1.3	1.3

Earnouts

Sponsor Earnout[8]	0.0	0.0	0.0	8.6	8.6	8.6	8.6	8.6	8.6	8.6	8.6
CCC Shareholder Earnout[9]	0.0	0.0	0.0	0.0	0.0	15.0	15.0	15.0	15.0	15.0	15.0

Equity Value	$6,564	$7,237	$7,928	$8,749	$9,466	$10,408	$11,141	$11,873	$12,605	$13,326	$14,047
(+) Net Debt[10]	$490	$490	$490	$490	$490	$490	$490	$490	$490	$490	$490
Enterprise Value	$7,054	$7,727	$8,418	$9,239	$9,956	$10,898	$11,631	$12,363	$13,095	$13,816	$14,537
Fully Diluted Shares Outstanding	656.4	657.9	660.7	673.0	676.2	693.9	696.3	698.4	700.3	701.4	702.4
DGNR Public Shareholders	69.0	69.0	69.6	70.6	71.5	72.2	72.9	73.5	74.0	74.0	74.0
Sponsor Shares	8.6	8.6	9.4	19.3	20.4	21.4	22.3	23.0	23.7	24.3	24.8
FPA Shares	17.5	17.5	17.6	17.9	18.1	18.3	18.5	18.6	18.8	18.8	18.8
PIPE Shareholders	15.0	15.0	15.0	15.0	15.0	15.0	15.0	15.0	15.0	15.0	15.0
Existing CCC Shareholders	546.3	547.8	549.1	550.2	551.1	567.0	567.7	568.3	568.9	569.4	569.8

Ownership %
DGNR Public Shareholders	10.5%	10.5%	10.5%	10.5%	10.6%	10.4%	10.5%	10.5%	10.6%	10.5%	10.5%
Sponsor Shares	1.3%	1.3%	1.4%	2.9%	3.0%	3.1%	3.2%	3.3%	3.4%	3.5%	3.5%
FPA Shares	2.7%	2.7%	2.7%	2.7%	2.7%	2.6%	2.7%	2.7%	2.7%	2.7%	2.7%
PIPE Shareholders	2.3%	2.3%	2.3%	2.2%	2.2%	2.2%	2.2%	2.1%	2.1%	2.1%	2.1%
Existing CCC Shareholders	83.2%	83.3%	83.1%	81.8%	81.5%	81.7%	81.5%	81.4%	81.2%	81.2%	81.1%

1.	Fully diluted shares excludes the impact of new equity incentive plan and ESPP.
2.

Share count of 615.5mm composed of 1) 505.4mm shares held by existing CCC shareholders; 2) 69.0mm shares held by Dragoneer public shareholders; 3) 17.5mm shares associated with forward purchase agreements; 4) 15.0mm shares held by PIPE investors; and 5) 8.6mm Sponsor promote shares.

3.	Converted from 58.0m options held by existing CCC optionholders using Treasury Stock Method with a weighted average strike price of $2.95.
4.	13.8mm Dragoneer public warrants (with strike price of $11.50 and redeemable at $18.00 / share).
5.	15.8mm Sponsor warrants (with strike price of $11.50).
6.	2.0mm warrants (with strike price of $11.50) that the Sponsor has elected to be converted from the $2.0mm working capital loan from the Sponsor.
7.	3.5mm FPA warrants (with strike price of $11.50 and redeemable at $18.00 / share).
8.	8.6mm Dragoneer Sponsor earnout shares (composed of a single tranche with a target price of $13.00).
9.	15.0mm existing shareholder earnout shares (composed of a single tranche with target price of $15.00 per share).
10.	Includes $843mm cash and $1,333mm rolled debt from CCC.

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